Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation
VitaCube Systems, Inc.	Colorado
XELR8, Inc.	Colorado
XELR8 International, Inc.	Colorado
XELR8 Canada, Corp	Nova Scotia, Canada